

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2021

Rohan Ajila
Chief Financial Officer
Global Consumer Acquisition Corp
1926 Rand Ridge Court
Marietta, GA 30062

> **Re: Global Consumer Acquisition Corp**
> **Form 8-K filed on November 17, 2021**
> **File No. 001-40468**

Dear Mr. Ajila:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tahra Wright